UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT
EIN 44-0324630 PN 025

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee, and Board of Directors
Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement
Carthage, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) as of December 31, 2020, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2007.

Springfield, Missouri
June 21, 2021

Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
ASSETS
Investments, at fair value	$389,976,314	$389,033,834
Non-interest bearing cash	—	16,734
Receivables
Company contributions	627,475	502,405
Participant contributions	549,239	122,491
Investment income	888,582	999,519
Notes receivable from participants	5,267,196	6,006,433
Total receivables	7,332,492	7,630,848
Total assets	397,308,806	396,681,416
LIABILITIES
Due to broker for securities purchased	7	16,726
Fees payable	24,374	36,250
Refund of excess contributions	3,976	2,306
Total liabilities	28,357	55,282
NET ASSETS AVAILABLE FOR BENEFITS	$397,280,449	$396,626,134

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2020	2019
Additions
Investment income
Net appreciation in value of investments	$17,381,476	$82,100,529
Dividends and interest	7,304,529	8,572,943
Other	18,838	35,760
Net investment income	24,704,843	90,709,232
Interest income on notes receivable from participants	270,931	298,103
Contributions
Participant	16,086,930	15,041,501
Company	6,531,147	6,574,711
Rollovers and other	1,061,809	1,774,971
Total contributions	23,679,886	23,391,183
Net additions	48,655,660	114,398,518
Deductions
Benefit payments	47,471,270	44,991,739
Administrative fees	530,075	590,886
Total deductions	48,001,345	45,582,625
Net increase	654,315	68,815,893
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	396,626,134	327,810,241
END OF YEAR	$397,280,449	$396,626,134

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE A – DESCRIPTION OF PLAN
The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.
General
The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). L&P common stock was added as an investment option, effective January 1, 2019.
Eligibility of Employees
Employees of a L&P branch or subsidiary who have completed 90 days of service and bargaining unit employees who have negotiated inclusion into the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and, as a result, meets the above criteria, the employee may generally participate in the Plan as soon as administratively reasonable. Eligible employees may participate beginning on January, April, July and October 1 after meeting eligibility requirements or on any special entry date according to the participation agreement. For part-time and temporary employees, prior to January 1, 2020, the Plan had an additional requirement of 1,000 hours of service in the first twelve months of employment or in any calendar year covered by the Plan.
Contributions
Company contributions, including matching contributions, are made in accordance with the Plan document or at the discretion of the employer, limited by 6% of eligible employee compensation. Company discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions or based on each participant’s total pay.
Employees may elect to voluntarily contribute any whole percentage of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits and any applicable Plan limits. The Plan also allows:
•Employee rollover contributions.
•Roth contributions. These contributions are made on an after-tax basis subject to the rules contained in the Internal Revenue Code (IRC).
•Catch up contributions for participants age 50 and over. Catch up contributions are not eligible for a Company matching contribution.
Eligible employees who are not participating are enrolled at 1% with pre-tax contributions. Beginning January 1, 2020, employees who are contributing less than 6% will have their contributions increased by 1% annually until they are contributing 6%. Employees may opt out of enrollment and/or automatic increases.
Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers L&P common stock, mutual funds and common trust funds as investment options for participants.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE A – DESCRIPTION OF PLAN – CONTINUED
If participants elect to diversify their existing or future contributions or Company contributions, such contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P common stock. A participant may sell some or all existing shares of L&P common stock acquired through employee or Company contributions and invest the proceeds in the other investment options offered by the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Retirement K
Retirement K participants receive employer matching contributions ranging from 20% to 80% based on their age, limited by 6% of eligible employee compensation. An employee was eligible to be a Retirement K participant if on December 31, 2006 he or she was an active participant in the L&P Retirement Plan and on or after April 1, 2007, he or she was a participant in this Plan.
Participants in the Hanes Companies, Inc. Retirement Savings Plan II (Hanes Plan) are allowed to contribute to the Plan under the Retirement K provision. Hanes Plan participants can also continue to contribute to the Hanes Plan, subject to contribution limits prescribed by the IRS.
Vesting and Distributions
Participants are always 100% vested in their employee contributions, rollover accounts and qualified non-elective contributions (QNECs). Company contributions are vested following three years of service with 1,000 hours completed, at which time, they will become 100% vested. Any Company contribution from a prior plan merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and offset Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $98,536 and $48,828, respectively. These accounts will be used to offset future employer contributions. Also, in 2020 and 2019, Company contributions were offset by $156,153 and $13,874, respectively from forfeited non-vested accounts.
Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. For participants with vested balances of $1,000 or less, unless the participant elects to roll over the balance to an individual retirement account or another qualified retirement plan, upon separation of employment, the Plan will automatically process a distribution of the participant’s account. If the vested balance is greater than $1,000 but less than $5,000, the balance will be rolled over into a qualified Individual Retirement Account (IRA), unless the participant elects direct distribution or other eligible direct rollover. The IRA program is offered through Principal Bank and Millennium Trust Company in 2020 and 2019, respectively, serving as custodian of the program’s assets. Participants with vested balances exceeding $5,000 can elect to keep their balance in the Plan until April 1st of the next calendar year in which the participant reaches age 70½ or until a distribution or rollover is elected. In-service withdrawals are allowed by participants after reaching age 59½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59½, provided they meet the hardship withdrawal requirements set forth by the Plan.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE A – DESCRIPTION OF PLAN – CONTINUED
Plan Trustee
On July 1, 2019, Principal Financial Group acquired the Institutional Retirement & Trust business of Wells Fargo & Company, parent company of Wells Fargo Bank, N.A.
During 2020 and 2019, Wells Fargo Bank, N.A., served as the sole trustee of the Plan, held all plan assets, executed all of the investment transactions, maintained the financial records relating to the trust, and made all benefit payments as directed by the Plan Administrative Committee.
In June 2021, Plan assets are being moved to Principal Trust Company (Principal), who will serve as the sole trustee of the Plan.
Notes Receivable from Participants
Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. A loan is considered to be in default if a participant, active or terminated, fails to make all or part of a required loan repayment by the end of the calendar quarter which follows the calendar quarter in which the repayment is due. Loan balances in default will be treated as outstanding for purposes of determining any future loan amounts. In the event of default, the outstanding balance of the loan, including accrued interest, will be treated as a deemed distribution subject to federal income tax. Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or 50% of their vested account balance. The minimum loan amount is $500, and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus 1%. The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence. If an employer is sold and therefore ceases to be a related company, the Administrative Committee may, at its sole discretion, permit each participant whose employment with all related companies terminates to transfer all loans outstanding to a retirement plan maintained by the purchaser of that employer.
Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Any L&P paid expenses are not reflected in the financial statements of the Plan. For both 2020 and 2019, no forfeitures were used to pay administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participants will become 100% vested in their accounts.
CARES Act
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The Plan was operationally amended to implement certain changes provided for under the CARES Act including allowing certain eligible individuals to a) receive COVID-19-related distributions during the period of January 1, 2020, through December 31, 2020; b) delay certain participant note repayments for up to one year; and c) temporarily suspend required minimum distributions. Distributions of $7,638,956 were made related to the CARES Act during the year ended December 31, 2020.
NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE B – SUMMARY OF ACCOUNTING POLICIES – CONTINUED
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.
Investments and Income Recognition
The fair value of the common trust funds, Wells Fargo Enhanced Stock Market Fund N and Wells Fargo Stable Return Fund N are valued at net asset value (NAV) as a practical expedient. As of December 31, 2020 and 2019, there were no unfunded commitments or restrictions on redemptions.
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within Level 1 of the valuation hierarchy as the quoted price is in an active market. See Note C for further information regarding the valuation hierarchy.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Contracts
The Wells Fargo Stable Return Fund N invests all assets in Wells Fargo Stable Return Fund G (Fund G), a collective trust fund sponsored by the trustee. The Fund G is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Fund G are guaranteed investment contracts. An investment in Fund G results in the issuance of a given number of participation units. Wells Fargo Bank, N.A., the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2020 and 2019, there were no unfunded commitments or restrictions on redemptions.
Plan Tax Status
The Plan obtained its latest determination letter on March 16, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.
NOTE C – FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary area in which the Plan utilizes fair value measurements is valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. There have been no significant changes in the valuation techniques during the year ended December 31, 2020. The standard describes three levels of inputs that may be used to measure fair value:
•    Level 1: Quoted prices for identical assets or liabilities in active markets.
•    Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)
•    Level 3: Unobservable inputs that are not corroborated by market data.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE C – FAIR VALUE MEASUREMENTS – CONTINUED
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2020 and 2019.

		December 31, 2020
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$238,983,610	$238,983,610	$—	$—
Common stock	97,775,726	97,775,726	—	—
Investments measured at NAV (a)	53,216,978	—	—	—
Investments at fair value	$389,976,314	$336,759,336	$—	$—

		December 31, 2019
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$212,817,920	$212,817,920	$—	$—
Common stock	126,640,709	126,640,709	—	—
Investments measured at NAV (a)	49,575,205	—	—	—
Investments at fair value	$389,033,834	$339,458,629	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE D – PARTIES-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those fiduciaries, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer, or relatives of such persons. Expenses paid to parties-in-interest aggregated $434,804 and $476,920 for December 31, 2020 and 2019, respectively. The vast majority of parties-in-interest fees were paid to Wells Fargo Bank, N.A. The Company provides certain administrative services at no cost to the Plan. L&P common stock dividends of $3,693,422 and $4,203,686 for the years ended December 31, 2020 and 2019, respectively, are recorded as investment income to the Plan.

The following table sets forth assets associated with parties-in-interest as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Wells Fargo Bank, N.A.	$53,216,978	$49,575,205
Leggett and Platt, Incorporated (2,207,127 and 2,491,456 shares, respectively)	97,775,726	126,640,709
Notes receivable from participants	5,267,196	6,006,433

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

NOTE E – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$397,280,449	$396,626,134
Notes receivable from participants deemed distributed, end of year	(113,599)	(213,443)
Amounts allocated to excess contributions	3,976	2,306
Net assets available for benefits per Form 5500	$397,170,826	$396,414,997

The following is a reconciliation of contributions made to the Plan according to the financial statements to Form 5500:

	December 31,
	2020	2019
Contributions per the financial statements	$23,679,886	$23,391,183
Amounts allocated to excess contributions	3,976	2,306
Contributions per Form 5500	$23,683,862	$23,393,489

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE E – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 – CONTINUED

The following is a reconciliation of benefit payments paid to the participants according to the financial statements to Form 5500:

	December 31,
	2020	2019
Benefit payments per the financial statements	$47,471,270	$44,991,739
Notes receivable deemed distributed, beginning of year	(213,443)	(242,096)
Notes receivable deemed distributed, end of year	113,599	213,443
Amounts allocated to excess contributions	2,306	1,066
Benefit payments per Form 5500	$47,373,732	$44,964,152

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE F – RISKS, UNCERTAINTIES AND SUBSEQUENT EVENTS

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (COVID-19) as a pandemic. The COVID-19 pandemic has resulted in economic uncertainty and extreme volatility in financial markets, and may continue to affect the value of Plan assets. The duration of COVID-19 is uncertain and the ultimate financial impact on the Plan is difficult to assess or predict.

The Plan invests in various investment securities. In addition to the risks associated with COVID-19 discussed above, investment securities are also exposed to market, credit, and interest rate risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The financial statements have been prepared using values and information currently available to the Plan.

Beginning on June 16, 2021, the Plan became subject to a Securities and Exchange Commission Regulation BTR blackout period. The blackout period is required due to the need to administratively process the migration of the Plan from the recordkeeping platform of Wells Fargo Bank, N.A. to the record keeping platform of Principal Financial Group. During the blackout period, Plan participants and beneficiaries will be unable to: a) purchase, sell, or otherwise acquire or transfer funds into or out of any of the investment alternatives in the Plan, including Company common stock; b) change allocations for future contributions, make payroll percentage elections, or designate beneficiaries in the Plan; c) receive distributions or withdrawals from, or terminate their participation in, the Plan; d) receive loans from the Plan; or e) make rollover contributions into the Plan. The blackout period is expected to end during the week of June 20, 2021 through June 26, 2021.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value(1)
*	Leggett & Platt, Incorporated	Common stock	$97,775,726
	Vanguard	Vanguard Growth Index Fund - Inst	33,428,123
	Vanguard	Vanguard Instl Target Retirement 2025 - Inst	30,971,287
*	Wells Fargo	Wells Fargo Stable Return Fund N	26,740,541
*	Wells Fargo	Wells Fargo Enhanced Stock Market Fund N	26,476,437
	Vanguard	Vanguard Instl Target Retirement 2030 - Inst	22,520,796
	Vanguard	Vanguard S&P Mid Cap 400 Index - Inst	20,225,716
	Dodge & Cox	Dodge & Cox Stock Fund	19,903,427
	Vanguard	Vanguard Instl Target Retirement 2020 - Inst	18,320,383
	Vanguard	Vanguard Instl Target Retirement 2035 - Inst	15,764,771
	Vanguard	Vanguard Small Cap Index - Inst	13,988,016
	Vanguard	Vanguard FTSE All World - Inst	12,559,291
	Vanguard	Vanguard Instl Target Retirement 2040 - Inst	12,150,694
	Baird	Baird Core Bond Fund	9,946,758
	Vanguard	Vanguard Instl Target Retirement 2045 - Inst	8,540,004
	Vanguard	Vanguard Instl Target Retirement 2015 - Inst	8,388,140
	Vanguard	Vanguard Instl Target Retirement 2050 - Inst	4,733,472
	Vanguard	Vanguard Instl Target Retirement 2055 - Inst	3,193,868
	Vanguard	Vanguard Instl Target Retirement Inc - Inst	3,107,479
	Vanguard	Vanguard Instl Target Retirement 2060 - Inst	1,156,343
	Vanguard	Vanguard Instl Target Retirement 2065 - Inst	85,042
*^	Various Participants	Notes receivable from participants with interest rates set at prime plus 1% (4.25% - 11.50%)	5,153,597
	Total investments		$395,129,911

(1)    See Note B of Notes to Financial Statements regarding the valuation of assets.
*    Investments in assets of parties-in-interest to the Plan.
^    Net of $113,599 of cumulative deemed loan distributions.

Exhibit List.

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AND TRUST AGREEMENT

Date: June 21, 2021	By:	/s/ Benjamin M. Burns
Benjamin M. Burns
Vice President - Business Support Services and Plan Administrative Committee Chair